Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Diversity Policy

Brisbane, Australia, 16th May 2011. Progen Pharmaceuticals Ltd (ASX:PGL; OTC:PGLA) today releases its Diversity Policy. A copy of the policy appears below.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+ 61 7 3842 3333	+61 7 3230 5000
+ 61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Diversity Policy

For the Progen Pharmaceuticals Ltd Group of Companies

1.0  General Purpose and Principle

1.1           The Progen Pharmaceuticals Ltd group of companies (“the Group”) respects and values the competitive advantage of diversity, and the benefit of its integration throughout the Group in order to enrich the Group’s perspective, improve corporate performance, increase shareholder value, and enhance the probability of achievement of the Group’s objectives (“Principle”).

1.2           This Principle will manifest itself areas as follows:

(i)    Strategically and Operationally, by:

(a)   being attuned to diverse strategies to deliver the Group’s objectives;

(b)   being attuned to diverse corporate, business and market opportunities; and

(c)   being attuned to diverse tactics and means to achieve those strategies in (a) and to take advantage of those opportunities in (b) above.

(ii)   Through management, by:

(a)   adding to, nurturing and developing the collective relevant skills, and diverse experience and attributes of personnel within the Group;

(b)   ensuring that the Group’s culture and management systems are aligned with and promote the attainment of the Principle.

[Note: in the context of paragraph 1.2(ii) “Diversity” constitutes people at relevant levels within the Group (including board, senior executive, management and otherwise) with a diverse blend of skills, experiences, perspectives, styles and attributes gained from life’s journey, including on account of their culture, gender, age or otherwise.]

1.3           The Group will develop strategies, initiatives and programs to promote the Principle, including the achievement of gender diversity with respect to the matters referred to in paragraph 1.2(ii).

1.4           In particular, the Group will set measurable objectives, and targets or key performance indicators (KPIs), for the strategies, initiatives and programs to achieve gender diversity with respect to the matters referred to in paragraph 1(b)(ii).

1.5           The Group will implement the strategies, initiatives, programs and measurable objectives referred to in (c) and (d).

1.6           Management will monitor, review and report to the Board (including via the Remuneration Committee on the achievement of gender diversity with respect to the matters referred to in paragraph 1(b)(ii)), the Group’s progress under this Policy.

2.0  Responsibility for Policy

2.1           Although the Board retains ultimate accountability for this Policy, the Board has delegated responsibility for Policy implementation to the CEO.

2.2           In turn the CEO has delegated to the Company Secretary responsibility for the administration of this Policy (including its reporting to the Board, or its relevant sub-committee as appropriate).

3.0  Measurable Objectives, Targets and Key Performance

3.1   With respect to gender diversity, management will:

(a)   develop, for approval by the Board or its relevant sub-committee, as appropriate:

(i)    measurable objectives concerning the strategies, initiatives and programs referred to in paragraph 1(c);

(ii)   targets or key performance indicators (KPIs) to verify progress towards attainment of those measurable objectives.

(b)   measure performance against those targets and KPIs;

(c)   report from time to time on the progress of the matters referred to in (a) and (b) above.

4.0  Compliance Requirements

4.1           The Company will meet its obligations with respect to the issue of Diversity, as may be required under the ASX Corporate Governance Principles and Recommendations (2nd Edition) (“ASX Principles”) and other regulatory requirements (if any), including by:

(a)   establishing this Policy as a compliant policy under ASX Guideline 3.2(a) by:

(i)    establishing measurable objectives for achieving gender diversity;

(ii)   the Board assessing annually the measurable objectives for achieving gender diversity and the progress in achieving them.

(b)   disclosing this Policy or a summary of it under ASX Guideline 3.2(b);

(c)   in its annual report, and in the terms of ASX Guideline 2.4, disclosing the processes the Board adopts and the criteria the Board takes into consideration in its selection of prospective new Board members;

(d)   in its annual report, and in the terms of ASX Principles 3.3 and 3.4, disclosing:

(i)    the measurable objectives for achieving gender diversity set by the Board in the terms of this Policy;

(ii)   the progress from time to time towards achieving them;

(iii)  the proportions in the Group (relative to their male counterparts) of:

•  female employees;

•  females in senior executive positions;

•  females on the Board

(e)   incorporating in the corporate governance statement in the Company’s annual report a statement as to the mix of skills and diversity that the Board is looking to achieve in membership of the Board, in the terms of ASX Guideline 2.6.

4.2           The Company Secretary will assume line responsibility to assure that the Company meets its compliance and reporting obligations referred to in (a), including by collecting and collating all relevant data and ensuring that management processes and systems are adequate and effective for such reporting obligations to be met.

5.0  Communication

5.1           The Company commits to the communication of this Policy within the Group and to its shareholders and the market, including via its website:

(a)   by way of transparency and accountability; and

(b)   to better promote the prospects of attainment of the Principle.

6.0  Accountability

6.1           Reporting and accountability in the terms of this Policy will be a periodic item on the Board Agenda.

6.2           At least annually the Nomination and Remuneration Committee will report to the Board on progress towards attainment of the Principle with respect to the matters referred to in paragraph 1(b)(ii), and otherwise to facilitate the Board in meeting its Compliance Requirements under paragraph 4.

7.0  Addenda to this Policy

7.1           The following shall constitute addenda to this Policy as if set out in this Policy:

(a)   approved strategies, initiatives and programs and measurable objectives referred to in paragraph 1.3; and

(b)   approved measurable objectives, targets and KPIs referred to in paragraph 1.4; as may apply from time to time.

8.0  Overriding Caveat

8.1           Nothing in this Policy shall be taken, interpreted or construed so as to endorse:

(a)   the principal criteria for selection and promotion of people to work within the Group being other than their overall relative prospect of adding value to the Group and enhancing the probability of achievement of the Group’s objectives;

(b)   any discriminatory behaviour by or within the Group contrary to the law, or any applicable codes of conduct or behaviour for the Group and its personnel;

(c)   any existing person within the Group in any way feeling threatened or prejudiced by this Policy in their career development or otherwise, merely because their Diversity attributes at any time may be more, rather than less, common with others.